                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE 13D (AMENDMENT NO. 6)*
                    Under the Securities Exchange Act of 1934


                          THE CHALONE WINE GROUP, LTD.
                          ----------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)


                                    157639105
                                    ---------
                                 (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International, Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                                 (918) 664-1914
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 31, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 2 OF 9
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--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GHA 1 Holdings, Inc.

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF         1,831,464 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
  OWNED BY
    EACH            -0- shares
 REPORTING     -----------------------------------------------------------------
   PERSON      (9)  SOLE DISPOSITIVE POWER
    WITH
                    1,831,464 shares
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    -0- shares
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,831,464 shares
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.8%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 3 OF 9
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--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SFI Intermediate Ltd.

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF         1,774,694 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
  OWNED BY
    EACH            -0- shares
 REPORTING     -----------------------------------------------------------------
   PERSON      (9)  SOLE DISPOSITIVE POWER
    WITH
                    1,774,694 shares
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    -0- shares
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,774,694 shares
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.3%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 4 OF 9
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phyllis S. Hojel

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF         1,831,464 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
  OWNED BY
    EACH            -0- shares
 REPORTING     -----------------------------------------------------------------
   PERSON      (9)  SOLE DISPOSITIVE POWER
    WITH
                    1,831,464 shares
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER

                    -0- shares
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,831,464 shares
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.8%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 5 OF 9
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                                  INTRODUCTION

            This amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and Phyllis S. Hojel, as previously amended (the "Statement"), with respect to the common stock, no par value, of the Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the Common Stock, no par value ("Common Stock"), of the Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the principal executive office of the Company is 621 Airpack Road, Napa, California 94585-6272.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item unchanged.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of this Statement is hereby supplemented as follows:

            The purpose of the acquisitions of Common Stock by the reporting persons and their predecessors has been and is for investment. On August 31, 2001, SFI entered into a Voting Agreement (the "Voting Agreement") with Domaines Barons de Rothschild (Lafite) ("DBR"). Reference is made to Item 6 below for a description of the provisions of the Voting Agreement.

            The reporting persons, through their ownership of voting securities of the Company and their ability to designate nominees for election to the Board of Directors of the Company pursuant to the Voting Agreement, have the ability to influence the management and policies of the Company. Reference is made to Items 5 and 6 for information regarding other persons with whom the reporting persons may be deemed to be members of a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").


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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 6 OF 9
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            The reporting persons may acquire from time to time additional shares of Common Stock through open market or private purchases, block trades, the exercise of warrants or rights or otherwise and at such prices and on such terms as they deem advisable. If such purchases are made, the reporting persons may thereafter cease making such purchases at any time.

            Without limiting the foregoing, the reporting persons have been advised by the Company that the Board of Directors of the Company has determined that it is desirable for the Company to issue additional equity securities in order to enable it to meet its future capital needs. The reporting persons may participate in one or more of these financing arrangements to assist the Company in meeting its future capital needs. As a result, one or more of the reporting persons could acquire additional securities and the percentage of the outstanding Common Stock owned by such reporting persons could increase.

            On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed rights offering to its shareholders. As described in the registration statement, the Company intends to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. Pursuant to an Agreement (the "Rights Exercise Agreement"), a copy of which is attached hereto as Exhibit 2, DBR and SFI will exercise all of the rights they receive in the rights offering as shareholders of the Company. In addition, in the event not all shareholders exercise their rights pursuant to the rights offering, DBR and SFI will each oversubscribe (pro rata as between DBR and SFI) to the rights offering. Reference is made to Item 6 below for a description of the provisions of the Rights Exercise Agreement.

            Except as set forth in this Item, the reporting persons do not have any plans or proposals that relate to or would result in any of the transactions or other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of this Statement is hereby supplemented as follows:

            (a) As of August 31, 2001, GHA and Mrs. Hojel beneficially own an aggregate of 1,831,464 shares of Common Stock. All of such securities are owned directly by SFI, except for 56,770 shares of Common Stock, which are owned directly by HC Holding. GHA is general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. GHA is also the general partner of HC Holding. As of August 31, 2001, SFI beneficially owns 1,774,694 shares of Common Stock. Based on the 10,284,859 shares of Common Stock issued and outstanding as of June 20, 2001 (as disclosed in the Company's Form 10-K filed on June 29,
2001), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent 17.8%, and the shares of Common Stock beneficially owned by SFI represent 17.3%, of the total number of outstanding shares of such class.

            The reporting persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act as a result of the Voting Agreement,

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 7 OF 9
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the parties to which are SFI and DBR. Based on information provided to the reporting persons by DBR, DBR beneficially owns 4,580,826 shares of Common
Stock, representing 44.5% of the outstanding shares of such class. As a result, to the knowledge of the reporting persons, members of the group which may be deemed to exist by virtue of the Voting Agreement would beneficially own an aggregate of 6,421,290 shares of Common Stock, representing approximately 62.3% of the total number of shares of such class.

            (b) Except to the extent voting power may be deemed to be shared as set forth in the last sentence of this paragraph, (a) SFI has sole voting and dispositive power with respect to all shares of Common Stock it beneficially owns, (b) by virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and with respect to the 56,770 additional shares of Common Stock that is deemed to beneficially own through its status as general partner of HC Holding, which directly owns such 56,770 shares, and (c) by virtue of being sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA. The reporting persons may be deemed to share voting power with DBR as a result of the Voting Agreement. Each of the reporting persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by DBR.

            (c) The reporting persons have not effected any transaction in the Common Stock in the last 60 days, except as a result of the execution and delivery of the Voting Agreement.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of this Statement is supplemented as follows:

            The 1995 Voting Agreement expired by its terms on October 25, 2000 and is of no further effect. SFI and DBR entered into a new Voting Agreement on August 31, 2001 pursuant to which they have agreed that, during the term of the agreement, (i) in the case of elections of directors of the Company, each party will vote its shares of Common Stock in favor of a specified number of persons designated by the other party and (ii) in the case of other matters submitted to a vote of the shareholders of the Company, the parties will utilize a procedure pursuant to which they will take an informal vote to determine the manner in which they intend to vote their shares and, if such informal vote indicates that the parties concur on how to vote, the parties will vote their shares in accordance with the result of such informal vote. As a result of the foregoing, SFI currently has the right to designate two persons for election as members of the Board of Directors of the Company. The Voting

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 8 OF 9
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Agreement will terminate upon the election of either party or on August 31,
2011, unless extended by the parties. A copy of the Voting Agreement is attached as Exhibit 1.

            On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed rights offering to its shareholders. Under the terms of the rights offering, each shareholder will be given a pro rata right to buy shares of the Company's common stock at the price of $10.00 per share. As described in the registration statement, the Company intends to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. The rights offering will permit shareholders to oversubscribe for shares which are not purchased through the exercise of the basic subscription right. Pursuant to the Rights Exercise Agreement, DBR and SFI will exercise all of the rights they receive in the rights offering as shareholders of the Company. In addition, in the event not all shareholders exercise their rights pursuant to the rights offering, DBR and SFI will each oversubscribe (pro rata as between DBR and SFI) to the rights offering so that they will acquire all the shares offered to other holders of rights, to the extent those shares are not purchased through the exercise of rights or exercise by other persons of the oversubscription privilege in the rights.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1 - Voting Agreement dated as of August 31, 2001 by and among DBR and SFI.

             Exhibit 2 - Rights Agreement by and among DBR and SFI.

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CUSIP NO. 157639105                 SCHEDULE 13D                     PAGE 9 OF 9
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2001

                                    GHA 1 HOLDINGS, INC.



                                    By:   /s/ PHYLLIS S. HOJEL
                                       ---------------------------------------
                                    Name:  Phyllis S. Hojel
                                    Title: President and Secretary



                                    SFI INTERMEDIATE LTD.

                                    BY: GHA I HOLDINGS, INC.
                                        General Partner


                                    By:   /s/ PHYLLIS S. HOJEL
                                       ---------------------------------------
                                    Name:  Phyllis S. Hojel
                                    Title: President and Secretary




                                     /s/ PHYLLIS S. HOJEL
                                     -----------------------------------
                                    Name: Phyllis S. Hojel